EXHIBIT 2

BAKER BROTHERS INVESTMENTS

February 9, 2006
David Scott
Chairman of the Board
AnorMed Inc.
200-20353 64th Avenue
Langley, BC V2Y 1N5

Dear David:
I feel the need to write to express my concern with some of the recent actions that the directors of AnorMED, Inc. (“AnorMED”) have taken in response to our requisition to call a special meeting of the shareholders to consider replacing the current board of AnorMED with a new board. On February 2, 2006 AnorMED announced by press release that its Board of Directors had appointed a Special Committee in response to our requisition. As indicated in the February 2 press release, and reiterated by Mike Abrams on AnorMED’s 3rd quarter conference call on February 7, the mandate of the Special Committee is to consider the matters raised by our requisition.

As representative of the largest shareholder of AnorMED, I was alarmed to hear on the February 7 conference call that the same Special Committee will “also be taking the opportunity to evaluate the Company’s current strategy and direction and review alternatives that may be available.” Such actions clearly go significantly beyond the stated mandate of the Special Committee, which is to respond to the requisition.

I feel strongly that under any circumstances an overall evaluation of a company’s strategy and direction is a job for the company’s full Board of Directors. Excluding any director de novo from full participation in such a process would be a flagrant violation of good corporate governance. Excluding me from these discussions, on the pretence that by questioning the judgement of the current board or as the only director who is a significant shareholder of AnorMED I am “conflicted,” only proves that you and this board are uninterested in a process that values shareholder input or decision making which maximizes shareholder value.

Under the circumstances, in which the largest shareholder of AnorMED has publicly questioned and legally challenged the ability of this Board to lead the company, and the company has announced its intention to call a meeting at which shareholders can confirm or replace the existing board’s slate, it is entirely inappropriate that a Special Committee comprised entirely of members of the current Board lead such an effort. I note, in this regard, that Mike Abrams stated on the 3rd quarter conference call of February 7th that based on the Special Committee’s consideration of the needs of the company going forward he expects there will be changes in the board slate put forward by the company. I infer from this that a majority of the members of the Special Committee, and therefore the full Board, must agree with the Baker Funds that the composition of the current board is not optimal at this time. This reinforces the point that consideration by the current Board, or any subgroup thereof, of significant strategic issues would not be in the shareholders’ interest. This is all the more true given that such a strategic review appears not to have been on the Board’s agenda prior to our requisition. We see this as an attempt by the Special Committee to explore ways to change AnorMED’s strategy, possibly by selling or mortgaging the company’s assets, for the purpose of entrenching the current Board rather than dealing with shareholders’ concerns in a timely way.

In the February 2 press release that reported on the Special Committee’s recommendations to the Board in response to the requisition, AnorMED also announced that the Board had decided to adopt a shareholders rights plan. It is not clear to me how the adoption of the Rights Plan falls within the stated mandate of the Special Committee -- namely, to respond to the requisition. The Baker Funds have not purchased any additional shares of AnorMED since the 1st amendment to our Schedule 13-D, dated Dec 14, 2005, in which we publicly raised our concerns about the current Board. The company has indicated that they have no knowledge that any person, fund, or company has indicated any intention to launch a hostile takeover of AnorMED. It is my understanding that there is a legal requirement in Canada that shareholders approve shareholder rights plans. It is also my understanding that management and the Board recognize that there may be significant opposition to such a plan by current shareholders of AnorMED. Therefore, for the Board to institute a plan for no reason today, rather than simply putting such a proposal forward for shareholder approval, is completely unwarranted.

In my view, by apparently conferring extremely broad powers on the Special Committee that are totally unrelated to the requisition, and by adopting a Shareholder Rights Plan, the Board has reacted inappropriately to the fairly straightforward request of the Baker Funds to put the question of a significant realignment of AnorMED's Board of Directors before all shareholders for a vote. The only issue that has been joined between the Baker Funds, on the one hand, and AnorMed's management and you as Board Chair, on the other, is the realignment of the AnorMed Board proposed by the Baker Funds either modestly, in the manner that had initially been proposed to you and Mike Abrams (and as disclosed in our schedule 13-D) or, in the absence of your ability or desire to negotiate a consensual arrangement up to this point, more completely in the manner proposed in our requisition. In the absence of a willingness on your part to achieve a consensual resolution of this issue, it can only be resolved by shareholder vote and should not be addressed by the adoption of an unnecessary rights plan, the retention of an investment bank or other strategic advisors or the consideration and approval by the Board of any significant transaction such as those suggested on the February 7 conference call.

It would be an error of monumental proportions for the current Board or any committee thereof to consider or approve any significant transactions in the face of the forthcoming shareholders’ meeting. Consistent with the By-Laws of AnorMED, the Board had the ability to call the shareholders meeting to consider the one issue presented by our requisition at a much earlier date than it selected. In electing to defer the time of the shareholders meeting to the latest possible date and to divert the focus required by its mandate in order explore "alternatives”, the Special Committee and the Board have only reinforced the concerns which led our funds to request a significant realignment of the Board in the first place.

Yours,

Felix Baker
Managing Member
Baker Bros. Advisors